UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3) 1

Crystal Rock Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

22940F103

(CUSIP Number)

AB Value Management LLC

Attn: Andrew Berger

92 West Main Street

Freehold, NJ 07728

(732) 701-7008

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 15, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.   See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1               The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP NO. 22940F103

1	NAME OF REPORTING PERSON AB Value Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW JERSEY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 685,316
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 685,316
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 685,316
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.20%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 22940F103

1	NAME OF REPORTING PERSON AB Value Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,996,478*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,996,478*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,996,478*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.33%
14	TYPE OF REPORTING PERSON CO

* Consists of the Shares owned directly by AB Value Partners and the Managed Account.

CUSIP NO. 22940F103

1	NAME OF REPORTING PERSON Hamilton Partners
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW JERSEY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,726
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,726
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,726
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%
14	TYPE OF REPORTING PERSON PN

* Andrew Berger is the Beneficial Owner of shares held by Hamilton Partners.

CUSIP NO. 22940F103

1	NAME OF REPORTING PERSON Andrew Berger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1
	8	SHARED VOTING POWER 2,007,204*
	9	SOLE DISPOSITIVE POWER 1
	10	SHARED DISPOSITIVE POWER 2,007,204*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,007,205
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.38%
14	TYPE OF REPORTING PERSON IN

* Consists of the Shares owned directly by AB Value Partners, Hamilton Partners and the Managed Account.

CUSIP NO. 22940F103

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned.  Such Schedule 13D is hereby amended as follows:

Item 3.	Source and Amount of Funds or Other Consideration .

The aggregate purchase price of the 2,007,205 Shares beneficially owned by the AB Value Partners, AB Value Management, Hamilton Partners and Mr. Berger is approximately $1,853,656, including brokerage commissions.  The Shares beneficially owned by AB Value Partners, AB Value Management, and Hamilton Partners were acquired with working capital. The Shares directly owned by Mr. Berger were acquired with personal funds.

AB Value Partners, AB Value Management, and Hamilton Partners effect purchases of securities primarily through margin accounts maintained for them with prime brokers, which may extend margin credit to them as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.	Interest in Securities of the Issuer .

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 21,388,681Shares outstanding as of June 11, 2012, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 14, 2012.

As of the close of business on August 15, 2012, AB Value Partners directly owned 685,316 Shares, constituting approximately 3.20% of the Shares outstanding.  By virtue of their relationships with AB Value Partners discussed in further detail in Item 2, each of AB Value Management and Mr. Berger may be deemed to beneficially own the Shares owned by AB Value Partners.

As of the close of business on August 15, 2012, AB Value Management had caused the Managed Account to directly own 1,311,162  Shares, constituting approximately 6.13% of the Shares outstanding.  By virtue of their relationships with AB Value Management discussed in further detail in Item 2, each of AB Value Management and Mr. Berger may be deemed to beneficially own the Shares owned by AB Value Management and the Managed Account.

As of the close of business on August 15, 2012, Hamilton Partners directly owned 10,726 Shares, constituting approximately 0.05% of the Shares outstanding.  By virtue of their relationships with Hamilton Partners discussed in further detail in Item 2, Mr. Berger may be deemed to beneficially own the Shares owned by Hamilton Partners.

As of the close of business on August 15, 2012, Mr. Berger directly owned 1 share, constituting less than 0.01% of the Shares outstanding.

CUSIP NO. 22940F103

(b)          Each of the AB Value Partners, AB Value Management and Mr. Berger share the power to vote and dispose of the Shares beneficially owned, respectively, by AB Value Partners and AB Value Management. Each of Hamilton Partners and Mr. Berger share the power to vote and dispose of the Shares beneficially owned, respectively, by Hamilton Partners.

(c)          Schedule A annexed hereto lists all transactions in securities of the Issuer since the original filing of the Schedule 13D by the Reporting Persons.  All of such transactions were effected in the open market.

(d)          No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not beneficially owned by such Reporting Person.

CUSIP NO. 22940F103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 24, 2012

AB Value Partners, L.P.

By:	AB Value Management LLC General Partner

By:	/s/ Andrew Berger
	Name:	Andrew Berger
	Title:	Manager

AB Value Management LLC

By:	/s/ Andrew Berger
	Name:	Andrew Berger
	Title:	Manager

Hamilton Partners

By:	/s/ Andrew Berger
	Name:	Andrew Berger
	Title:	Manager

/s/ Andrew Berger
Name: Andrew Berger

CUSIP NO. 22940F103

SCHEDULE A

AB Value Partners, LP

Date of Purchase	Price Per Share	Net Shares of Common Stock Purchased (Sold)

6/18/2012	1.0000	5,600
6/19/2012	0.9867	6,200
6/21/2012	0.9810	600
6/27/2012	0.9825	800
6/28/2012	1.0180	8,185
6/29/2012	1.0100	900
7/3/2012	1.0000	665
7/5/2012	1.0000	513
7/6/2012	1.0058	2,611
7/9/2012	1.0050	1,428
7/10/2012	1.0088	1,000
7/11/2012	1.0174	3,727
7/12/2012	1.0144	4,620
7/13/2012	1.0200	350
7/17/2012	1.0165	4,026
7/18/2012	0.9769	9,481
7/19/2012	1.0094	2,695
7/23/2012	0.9848	735
7/25/2012	0.9850	250
7/26/2012	1.0178	1,680
7/27/2012	0.9674	472
7/30/2012	0.9660	589
7/31/2012	0.9923	2,928
8/2/2012	1.0095	980
8/7/2012	1.0033	1,120
8/8/2012	0.9650	385
8/9/2012	1.0049	1,330

AB Value Management LLC

Date of Purchase	Price Per Share	Net Shares of Common Stock Purchased

7/2/2012	1.0000	500
7/3/2012	1.0000	1235
7/5/2012	1.0000	954
7/6/2012	1.0058	4849
7/9/2012	1.0050	2652
7/10/2012	1.0088	1858
7/11/2012	1.0174	6923
7/12/2012	1.0144	8580
7/13/2012	1.0200	650
7/16/2012	1.0100	200
7/17/2012	1.0165	7477
7/18/2012	0.9769	17609
7/19/2012	1.0094	5005
7/23/2012	0.9848	1365
7/26/2012	1.0178	3120
7/31/2012	0.9923	5440
8/1/2012	1.0143	700
8/2/2012	1.0095	1820
8/3/2012	0.9840	1000
8/7/2012	1.0033	2080
8/8/2012	0.9650	715
8/9/2012	1.0049	2470
8/10/2012	1.0100	102
8/14/2012	0.9950	4000
8/15/2012	1.0183	2300

Hamilton Partners

None

Andrew Berger

None